Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam,

The purpose of this amended filing is to reference the Series and Class Identifiers which, due to an error at the filing vendor, were excluded from the submission header for the previous filing. The previous filing for the period only included reference to Certain Series. This amended filing references all Series, including those excluded from the previous filing.

JPMorgan Trust I